July 19, 2024

Kevin Herde
Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle
Suite 200
San Diego, CA
92121

       Re: MARAVAI LIFESCIENCES HOLDINGS, INC.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-39725
Dear Kevin Herde:

       We have reviewed your June 24, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
63

1. Your response to prior comment one says that you use Adjusted Free Cash Flow as a financial performance measure and reconcile it to Net (loss) income. As indicated in our prior comment, the presentation of Adjusted Free Cash Flow as a non-GAAP performance measure appears to inappropriately deduct Capital expenditures, a cash basis amount. In addition, labeling a non-GAAP performance measure as Adjusted Free Cash Flow does not appear to be appropriate. Please revise your presentation accordingly.

2. We note that you use Adjusted EBITDA to evaluate the financial performance of your business and that it is a component of the financial covenant under your credit agreement.
       We also note that there is an adjustment for Acquisition Integration Costs which includes
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       retention payments incurred in connection with completed acquisitions. With regards to
       Adjusted EBITDA as a non-GAAP performance measure, please quantify and describe the nature of these retention payments and tell us how you considered whether these are normal, recurring, cash operating expenses necessary to operate your business. Refer to
       Question 100.01 of the Compliance and Disclosure Interpretations related to non-GAAP measures.
       Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences